Mail Stop 6010

July 31, 2006

VIA U.S. MAIL AND FACSIMILE (609.720.4223)

Mr. Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
Tyco International Ltd.
9 Roszel Road
Princeton, New Jersey 08540

> **Re:** **Tyco International Ltd.**
> **Form 10-K for the fiscal year ended September 30, 2005**
> **Filed December 9, 2005**
> **Form 10-Q for the quarterly period ended March 31, 2006**
> **File No. 001-13836**

Dear Mr. Coughlin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 9A. Controls and Procedures, page 64

1.   We note your disclosure that management concluded that your disclosure controls and procedures are effective to provide reasonable assurance "that information required to be disclosed in [y]our Exchange Act reports is recorded, processed, summarized and reported as and when required." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

2.   With respect to your reference to reasonable assurance, please note that you may also state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference in future filings to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Contractual Obligations, page 54

3.   In future filings please include a column reflecting the total amount of each type of contractual obligation. Please also include in the table in future filings your other long-term liabilities reflected on your balance sheet under U.S. GAAP. Please refer to Item 303(a)(5) of Regulation S-K.

Consolidated Financial Statements, page 75

Note 4. Discontinued Operations and Divestitures, page 99

4.   On page 99 you disclose that you "determined that the book value of the A&E Products
        reporting unit was in excess of its estimated fair value which resulted in a goodwill
        impairment charge of $162 million." Based upon this disclosure and the discussion of
        your goodwill impairment evaluation accounting policy on pages 89 and 49, it is not clear
        whether you calculate the amount of the goodwill impairment charge based upon the
        implied fair value of the goodwill. That is, your disclosure only appears to refer to the
        first part of the impairment test which compares the fair value of a reporting unit with its
        carrying amount, including goodwill. Please respond to the following:

        • Tell us how you determined the amount of any goodwill impairment charge included
          in your financial statements for each of the years in the three year period ended
          September 30, 2005 and for the six months ended March 31, 2006. That is, tell us
          how you determined the implied fair value of the goodwill and whether the amount of
          the impairment represents the excess of the carrying amount of that goodwill over its
          implied fair value. Please see paragraphs 20 – 21 of SFAS 142.
        • In light of the fact that goodwill represents approximately 39% of your total assets as
          of September 30, 2005, please expand your accounting policy in future filings to
          explain how you test goodwill for impairment and how you determine the amount of
          any impairment charge recorded. Please refer to paragraphs 19 – 21 of SFAS 142.
        • In future filings please revise your disclosure related to the changes in the carrying
          amount of goodwill in Note 12 to show the aggregate amount of goodwill impairment
          losses recognized in each period. Please see paragraph 45(c)(2) of SFAS 142.

Note 14. Debt, page 113

5.   We note that you have $1.2 billion of 2.75% convertible senior debt with a 2008 put
        option and $750 million of 3.125% convertible senior debt with a 2015 put option.
        Additionally, you disclose that in 2005 you repurchased $1.2 billion of 2.75% convertible
        debt for $1.8 billion and $750 million of 3.125% convertible debt for $1.1 billion,
        resulting in a $1.0 billion loss on the extinguishment of the debt. Please respond to the
        following:

        • Please tell us and disclose in future filings the significant terms of the convertible
          debt including conversion, put and call features. See paragraph 4 of SFAS 129.
        • Please tell us about your evaluation of the features of these instruments, including the
          conversion and put options, to determine whether there was any embedded derivative

that should be bifurcated under SFAS 133 and EITF 00-19. Please continue this analysis, as applicable, to address whether there is any beneficial conversion feature under EITF 98-5 and 00-27.

- Please reconcile your disclosure on page 107 in note 9 with respect to convertible debt due in 2020, and 2021 with your disclosure in note 14 which only seems to reflect convertible debt due in 2010, 2018 and 2023.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Financial Statement - Note 11. Share Plans, page 21

6.   We note on page 23 that the total number of restricted share grants under the 2004 plan increased to 13 million at March 31, 2006 from the 5 million at September 30, 2005 disclosed in your 2005 Form 10-K, representing a difference of 8 million. Please reconcile that amount with the rollforward schedule on page 26 reflecting grants of 6.2 million between October 1, 2005 and March 31, 2006.

7.   We note on page 23 that under one employee stock purchase plan, you grant options to purchase shares at the end of three years of service at 85% of the market price at the time of grant. It appears that the number of options outstanding under this plan increased by 1 million shares from September 30, 2005. Please revise future filings to provide the disclosures required by paragraphs 64-65 and A240-242 of SFAS 123R for this plan, or tell us why you have not provided the additional disclosures. Refer to paragraphs12, 13, and A240(b)(1) of SFAS 123R.

8.   We note that you issued deferred stock units. Please revise future filings to provide the disclosures required by paragraphs 64-65 and A240-242 of SFAS 123R for this plan, or tell us why no additional disclosures are required. For example, see paragraph A240(b)(2) and (c) of SFAS 123R.

9.   Please disclose in future filings, as applicable, the total fair value of shares vested during the year. Please see paragraph A240(c)(2) of SFAS 123R.

10.   We note that you also issue restricted share awards that vest based upon performance criteria. As indicated in paragraph A240(f) of SFAS 123R, please revise the note in future filings to provide separate disclosure for different types of awards to the extent that the differences in the characteristics of the awards make separate disclosure important to an understanding of your share-based compensation.

11.   With respect to your deferred stock units, please provide us with a description of the share-based payment arrangement, including any substantive terms and conditions of the awards. Please explain how you determine the actual number of shares that will be distributed to the employee at the end of the arrangement. Explain how the notional units are tied to the value of Tyco common shares and clarify whether or not payment, at distribution, may be made in cash.

12.   Also relating to your deferred stock units, please tell us how you accounted for, valued and classified the awards in your financial statements. Please cite the accounting literature upon which you relied and explain how that guidance applies to your facts and circumstances.

         As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions regarding these comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant